As Filed With The Securities And Exchange Commission On March 20, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                         -------------------------------
                                 Amendment No. 3
                                (Final Amendment)
                                       to
                                 Schedule 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of The Securities Exchange Act of 1934)

                                Kirby Corporation
                                (Name of issuer)

                                Kirby Corporation
                      (Name of person(s) filing statement)

                     Common Stock, par value $0.10 per share
                         (Title of class of securities)
                                   497266 10 6
                      (CUSIP number of class of securities)

                               BRIAN K. HARRINGTON
                              Senior Vice President
                                Kirby Corporation
                         1775 St. James Place, Suite 200
                            Houston, Texas 77056-3453
                                 (713) 435-1000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the
                           person(s) filing statement)
                            -------------------------
                                    Copy to:
                                 THOMAS G. ADLER
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202
                                 (214) 855-4500
                            -------------------------

                                February 17, 1998
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE
 Transaction Valuation*                                     Amount of Filing Fee
      $73,500,000                                                 $14,700

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 3,000,000 shares at the maximum tender offer price per share of $24.50.
[x] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previous paid:      $14,700           Filing party:     Kirby Corporation
Form or Registration No.:  Schedule 13E-4    Date Filed:       February 17, 1998
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     This  Amendment  No. 3 amends  and  supplements  the  Issuer  Tender  Offer
Statement on Schedule 13E-4 (the "Statement") dated February 17, 1998, Amendment No.1 to the Statement dated March 12, 1998, and Amendment No. 2 to the Statement dated March 16, 1998, filed by Kirby Corporation, a Nevada corporation (the "Company"), relating to the offer by the Company to purchase 3,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $0.10 per share (the "Shares"), at a price not in excess of $24.50 nor less than $21.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and
(a)(2) to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8(e) is hereby supplemented and amended as follows:

     The Company purchased 3,066,922 shares pursuant to the Offer at a purchase price of $24.50 per share. To avoid prorationing, the Company exercised its option under the Offer and purchased 66,922 additional shares in order to purchase all Shares that were tendered at prices of $24.50 or below. The press release issued by the Company on March 17, 1998 announcing the preliminary results of the Offer is filed as Exhibit (c)(2) hereto and is incorporated by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended to include the following additional exhibits:

     (c)(2) Text of Press Release issued by the Company dated March 17, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                      KIRBY CORPORATION


                                      By:        /s/ Brian K. Harrington
                                                 -------------------------------
                                                 Name:  Brian K. Harrington
                                                 Title:    Senior Vice President

March 20, 1998




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